Pricing Term Sheet
Filed Pursuant to Rule 433(d)
Registration Statement No. 333-199909
December 1, 2015

Issuer:	Wisconsin Public Service Corporation

Security:	Senior Notes, 1.650% Series Due December 4, 2018

Principal Amount:	$250,000,000

Maturity:	December 4, 2018

Coupon:	1.650%

Initial Price to Public:	99.907% per Senior Note

Yield to Maturity:	1.682%

Spread to Benchmark Treasury:	+50 basis points

Benchmark Treasury:	UST 1.250% due November 15, 2018

Benchmark Treasury Yield:	1.182%

Interest Payment Dates:	June 4 and December 4, commencing June 4, 2016

Redemption Provisions:	The Issuer may redeem the Senior Notes at its option, in whole at any time or in part from time to time, at a redemption price equal to the greater of (1) 100% of the principal amount of the Senior Notes being redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest on the Senior Notes being redeemed (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, as defined in the preliminary prospectus supplement of the Issuer, dated the date hereof, plus 10 basis points, plus in each case accrued and unpaid interest to, but not including, the date of redemption.

Expected Settlement:	T+3; December 4, 2015

Expected Ratings*:	A1/A-/A+ (Moody’s/S&P/Fitch)

CUSIP/ISIN:	976843 BK7 / US976843BK72

Joint Book-Running	Mitsubishi UFJ Securities (USA), Inc.
Managers:	Wells Fargo Securities, LLC
Mizuho Securities USA Inc.
Scotia Capital (USA) Inc.

Co-Managers:	Samuel A. Ramirez & Company, Inc.
Drexel Hamilton, LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Mitsubishi UFJ Securities (USA), Inc. toll free at 1-877-649-6848, Wells Fargo Securities, LLC toll-free at 1-800-645-3751, Mizuho Securities USA Inc. toll-free at 1-866-271-7403 or Scotia Capital (USA) Inc. toll-free at 1-800-372-3930.